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                                                                      Exhibit 4



                                U.S. Foodservice
                           9755 Patuxent Woods Drive
                            Columbia, Maryland 21046

                                                                  March 13, 2000

Dear Stockholder:

   I am pleased to inform you that our Company has entered into an Agreement and Plan of Merger, dated as of March 7, 2000 (as amended from time to time, the "Merger Agreement"), with Koninklijke Ahold N.V. ("Royal Ahold") and Snow Acquisition, Inc., an indirect wholly owned subsidiary of Royal Ahold ("Purchaser"). Pursuant to the Merger Agreement, Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding common shares, par value $0.01 per share (the "Shares"), of the Company at a purchase price of $26 per Share, net to the stockholder in cash, without interest. The Offer will be followed by a merger (the "Merger") of Purchaser with and into the Company, pursuant to which any remaining Shares will be converted into the right to receive $26 per Share in cash, without interest.

   Your Board of Directors has unanimously approved the Merger Agreement and the Offer and determined that the Offer is fair to and in the best interests of the stockholders of the Company. Your Board of Directors recommends that you accept the Offer and tender your Shares pursuant to the Offer.

   In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Goldman, Sachs & Co., the Company's financial advisor, that the consideration to be received by the stockholders in the Offer and the Merger is fair from a financial point of view.

   In addition to the attached Schedule 14D-9, enclosed is the Offer to Purchase together with related materials, including a Letter of Transmittal, to be used for tendering your Shares pursuant to the Offer. These documents state the terms and conditions of the Offer, provide detailed information about the transactions and include instructions as to how to tender your Shares. I urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          Sincerely,

                                          /s/ Jim Miller
                                          -----------------------------
                                          Jim Miller
                                          President and Chief Executive
                                          Officer